Exhibit 12.1

CVS HEALTH CORPORATION

Computation of Ratio of Earnings to Fixed Charges

	Unaudited
	Three Months Ended
	March 31,				Fiscal Years
In millions	2017		2016		2016		2015		2014		2013		2012
Earnings:
Income from continuing operations before income taxes(a)	$1,533		$1,892		$8,635		$8,614		$7,678		$7,528		$6,307
Interest portion of net rental expense(b)	200		197		790		764		786		750		741
Interest expense (net of interest capitalized)	258		288		1,078		859		615		517		561

Adjusted earnings	$1,991		$2,377		$10,503		$10,237		$9,079		$8,795		$7,609

Fixed Charges:
Interest portion of net rental expense(b)	200		197		790		764		786		750		741
Interest expense (net of interest capitalized)	258		288		1,078		859		615		517		561
Interest capitalized	2		3		13		12		19		25		29

Total fixed charges	$460		$488		$1,881		$1,635		$1,420		$1,292		$1,331
Ratio of earnings to fixed charges	4.33	x	4.87	x	5.58	x	6.26	x	6.39	x	6.81	x	5.72	x

(a)	Excludes net (income) loss attributable to noncontrolling interest.
(b)	The portion of net rental expense deemed to be representative of the interest factor.

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